                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of August 2000

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X            Form 40-F
                            -----                    -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                      No   X
                      -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        International Uranium Corporation
                                        ---------------------------------
                                                  (Registrant)

Date: August 30, 2000                   By: /s/ Ron F. Hochstein
      ---------------                       --------------------
                                            Ron F. Hochstein, President

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

     1                   3rd Quarter 2000 Report

     2                   Financial Statements

REPORT TO SHAREHOLDERS
3RD QUARTER 2000
(U.S. DOLLARS)

At the beginning of this quarter, International Uranium Corporation (the "Company") initiated implementation of a plan to significantly reduce overheads and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. Several initiatives were undertaken to sell the U.S. based uranium mining and exploration assets. During the quarter, the mining operations center located in Fredonia Arizona and mining equipment were sold, and a number of parties were approached regarding the sale of the U.S. based mining and exploration properties. Significant reductions in staff at the Company's Denver office and at the White Mesa Mill (the "Mill") were made in order to reduce overhead costs. The Company continues to have a strong working capital position of $14,036,104, as of June 30, 2000, of which $5,807,807 is cash and cash equivalents.

The Company continued to develop the alternate feed business with several contacts made during the quarter. A proposal was submitted to IT Corporation, the U.S. Army Corp. of Engineers contractor on the Linde Formerly Utilized Sites Remedial Action Program ("FUSRAP") site, located in Tonawanda, New York. The Company has already received material from this site under the Ashland 1 and Ashland 2 contracts and is well positioned to process additional FUSRAP material from this site. If the Company is successful in being awarded this project, the Mill will begin receiving the Linde material in the first quarter of fiscal year 2001.

The Mill's processing operations continued in a standby mode during this quarter. Mill personnel continued to receive alternate feed materials and to perform routine maintenance in preparation for the next alternate feed run. Metallurgical test programs for potential alternate feed projects were also performed in support of the Company's alternate feed program.

Activities on the Mongolian Joint Venture included the shutdown and reclamation of the two field camps in order to reduce the project holding costs. Discussions are continuing with other investors and interested parties regarding possible participation in the Joint Venture in order to further exploration efforts.

As a result of the Company's conventional ore processing run, the Company continues to hold inventories of both uranium concentrates and vanadium pentoxide. Spot market volume during the quarter was 3 million pounds, which brings the total volume for the first half of calendar year 2000 to just over 6 million pounds, only 40 percent of the volume for the same period last year. Uranium spot market prices continued downward, decreasing from $9.80 per pound U3O8 at the beginning of the fiscal year, to $8.10 per pound at the end of the quarter, compared to $9.20 three months earlier. During the quarter, spot sellers continued to compete aggressively for limited sales, resulting in the decline in price. Most analysts do not expect uranium spot market prices to improve during the next six to nine months because of continued weak demand. During the quarter, the Company sold 150,000 pounds of U3O8 at an average price of $8.65 per pound.

The vanadium market has been quite volatile over the past nine months. Prices began the year near $1.80 per pound V2O5, fell to $1.30 per pound by the end of the first quarter, rose to $2.40 per pound by the end of the second quarter, and as of the end of the current quarter, were back down to $2.05 per pound. The Company was able to sell approximately 960,000 pounds of vanadium during the quarter at an average price of $1.91 per pound. The Company continues to hold about 310,000 pounds of vanadium in inventory and is continuing to seek further opportunities to sell this in the near term.


FINANCIAL REVIEW

Total revenues for the nine-month period ending June 30, 2000, were $9,431,424. Uranium sales were $6,608,500, vanadium sales were $2,183,424, while process milling fees relating to the Company's alternate feed activities totaled $639,500. These revenues were approximately 20% less than those realized over the same period last year when the Company had uranium sales of $7,520,450 and process milling fees of $4,288,515, for total revenues of $11,808,965.

Through June 30, 2000, 600,000 pounds of uranium were sold compared to 550,000 pounds during the same period last year. Gross profits from uranium sales through June 30, 2000 were $921,000, compared to $1,103,102 during the same period in 1999. For the nine-month period ending June 30, 2000, 1,172,579 pounds of vanadium were sold at an average price of $1.86 per pound, resulting in gross profits of $349,380.

The Company incurred a net loss of $769,225 from process milling (alternate feed) activities in 2000, which consisted primarily of mill stand-by costs of $1,045,987, as compared to gross profits from process milling activities of $1,034,689 in 1999. To date, this year's alternate feed processing activities have consisted primarily of the receipt, sampling and analysis of the Ashland 1 material with no actual processing being conducted. Approximately 19,000 tons of material was received during the quarter bringing the total received to over 104,000 tons from the Ashland 1 site. The Company receives a recycling fee when the material is delivered, which is recorded as deferred revenue until the material is processed.

Selling, general and administrative expenses for the nine-month period ending June 30, 2000, were $3,128,338 or 33% of revenues compared to $3,595,147 or 30%
of 1999 revenues. The decrease of $466,809 related primarily to the Company's decision during the second fiscal quarter to significantly reduce overhead costs and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. The Company is beginning to realize the benefits of corporate staff reductions and closure of the mining operations support facilities in Fredonia, Arizona. These benefits will continue throughout the remainder of the year.

The write-down of uranium and vanadium inventories in the second fiscal quarter, the decrease in recognized alternate feed profits along with mill stand-by costs, and selling, general and administrative expenses the Company sustained a net operating loss of $4,480,266 for the current nine-month period ending June 30, 2000. This loss was partially offset by the income benefit of the change in the Mill reclamation obligations and net interest and other income, resulting in a net loss after taxes of $2,640,341. The reduction in the Company's net loss after taxes from the previous nine-month period ending June 30, 1999 of $5,224,126 was due in large part to a significantly smaller inventory write-down.

Through the third fiscal quarter, the Company provided $942,342 of cash from operations compared to $4,604,925 used in operations during the same period last year. This was due primarily to decreases in inventory and trade receivables partially offset by changes in reclamation liabilities and accounts payable. During June 2000, the Company successfully completed the sale of its surplus mining equipment located in Fredonia Arizona. Total proceeds from the sale of equipment and land for the nine-month period ending June 30, 2000, were $361,399. Due to the Company's decision to place the Mongolian Joint Venture project on stand-by, expenditures in Mongolia have been reduced to $254,851 as compared to $804,126 during the same period in 1999. Net working capital as of June 30, 2000, was $14,036,104 of which $5,807,807 consisted of cash and cash equivalents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the foregoing Financial Review and elsewhere in this Report to Shareholders represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

Risk factors that affect the Company's results and the above discussion include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, changes to reclamation requirements, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, the ability to develop the alternate feed business, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

ON BEHALF OF THE BOARD

/s/ RON F. HOCHSTEIN

Ron F. Hochstein
President and Chief Executive Officer
August 24, 2000

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                                           JUNE 30, 2000    SEPTEMBER 30, 1999
                                                           -------------    ------------------
ASSETS
         Current assets:
         Cash and cash equivalents                          $  5,807,807      $    469,407
         Trade and other receivables                           1,726,824         2,226,303
         Inventories                                           6,714,723        11,930,637
         Prepaid expenses and other                              247,920           191,425
                                                            ------------      ------------
                                                              14,497,274        14,817,772

         Plant and equipment, net                              5,234,443         6,790,627
         Mongolia mineral properties                          10,824,443        10,484,299
         Notes receivable                                        200,088           202,016
         Restricted cash and marketable securities             8,729,257         9,344,541
         Deferred charge                                       4,248,875         4,248,875
         Organizational costs, net                                    --             3,679
                                                            ------------      ------------
                                                            $ 43,734,380      $ 45,891,809
                                                            ------------      ------------

LIABILITIES
         Current liabilities:
         Accounts payable and accrued liabilities           $    449,046      $  2,132,614
         Notes payable                                            12,124         1,049,493
                                                            ------------      ------------
                                                                 461,170         3,182,107
                                                            ------------      ------------

         Notes payable, net of current portion                    11,299            22,811
         Reclamation obligations                              11,810,167        13,265,700
         Deferred revenue                                      7,794,335         3,123,441
         Deferred credit                                       4,320,000         4,320,000
                                                            ------------      ------------
                                                              24,396,971        23,914,059
                                                            ------------      ------------

SHAREHOLDERS' EQUITY
         Share capital                                        37,439,402        37,439,402
         Retained earnings                                   (18,101,993)      (15,461,652)
                                                            ------------      ------------
                                                              19,337,409        21,977,750
                                                            ------------      ------------
                                                            $ 43,734,380      $ 45,891,809
                                                            ============      ============


ON BEHALF OF THE BOARD

/s/ RON F. HOCHSTEIN                                   /s/ LUKAS H. LUNDIN

Ron F. Hochstein, Director                             Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                                             NINE MONTHS ENDED JUNE 30
                                                               2000              1999
                                                           ------------      ------------
OPERATIONS
Revenue
         Uranium sales                                     $  6,608,500      $  7,520,450
         Vanadium sales                                       2,183,424                --
         Process milling                                        639,500         4,288,515
                                                           ------------      ------------
              Total revenue                                   9,431,424        11,808,965
                                                           ------------      ------------
Costs and expenses
         Uranium cost of sales                                5,687,500         6,417,348
         Vanadium cost of sales                               1,834,044                --
         Process milling expenditures                         1,408,725         3,253,826
         Selling, general and administrative                  3,128,338         3,595,147
         Write-down of inventories                            1,026,415         3,912,042
         Depreciation                                           826,668           485,136
                                                           ------------      ------------
                                                             13,911,690        17,663,499
                                                           ------------      ------------

Loss before the following                                    (4,480,266)       (5,854,534)

         Decrease in reclamation obligations                  1,455,533                --
         Net interest and other income                          384,642           630,558
                                                           ------------      ------------
Loss before taxes                                            (2,640,091)       (5,223,976)

         Provision for income taxes                                 250               150
                                                           ------------      ------------
LOSS FOR THE PERIOD                                        $ (2,640,341)     $ (5,224,126)
                                                           ============      ============

Loss per common share                                      $      (0.04)     $      (0.08)
                                                           ============      ============

(DEFICIT) RETAINED EARNINGS
(Deficit) Retained earnings, beginning of period            (15,461,652)        1,636,025
         Loss for the period                                 (2,640,341)       (5,224,126)
                                                           ------------      ------------
DEFICIT, END OF PERIOD                                     $(18,101,993)     $ (3,588,101)
                                                           ============      ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                                                                  NINE MONTHS ENDED JUNE 30
                                                                                    2000              1999
                                                                                ------------      ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Loss for the period                                                             $ (2,637,266)     $ (5,224,126)
Items not affecting cash
         Depreciation and amortization                                               823,593           485,136
         Loss on sale of equipment and land                                           47,222                --
         Amortization of uranium sales contract purchase cost                             --           729,730
         Write-down of inventories                                                 1,026,415         3,912,042
         Decrease in reclamation liabilities                                      (1,455,533)               --
                                                                                ------------      ------------
                                                                                  (2,195,569)          (97,218)


Changes in non-cash working capital items
         Decrease in marketable securities                                                --            11,731
         Decrease in trade and other receivables                                     499,478         2,649,684
         Decrease (increase) in inventories                                        4,410,067        (7,659,026)
         Increase in other current assets                                            (88,066)         (260,849)
         (Decrease) increase in accounts payable and accrued liabilities          (1,683,568)          750,753
                                                                                ------------      ------------
         NET CASH PROVIDED BY (USED IN) OPERATIONS                                   942,342        (4,604,925)
                                                                                ------------      ------------

INVESTING ACTIVITIES

         Properties, plant and equipment                                              50,286        (1,614,561)
         Mongolia mineral properties                                                (254,851)         (804,126)
         Proceeds from sale of surplus equipment and land                            361,399                --
         Collection of notes receivable                                                1,928               834
         Decrease in restricted cash and marketable securities                       615,284            79,157
                                                                                ------------      ------------
         NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                        774,046        (2,338,696)
                                                                                ------------      ------------

FINANCING ACTIVITIES

         (Decrease) increase in notes payable                                     (1,048,882)        4,970,625
         Increase (decrease) in deferred revenue                                   4,670,894          (575,611)
                                                                                ------------      ------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                                 3,622,012         4,395,014
                                                                                ------------      ------------

         Increase (decrease) in cash and cash equivalents                          5,338,400        (2,548,607)
         Cash and cash equivalents, beginning of period                              469,407         6,282,275
                                                                                ------------      ------------
         CASH AND CASH EQUIVALENTS, END OF PERIOD                               $  5,807,807      $  3,733,668
                                                                                ============      ============


SUPPLEMENTARY CASH FLOW INFORMATION
         Cash interest paid                                                     $     51,930      $     16,332
         Cash interest received                                                 $    507,764      $    646,402